

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2020

Ryan Frazier
Chief Executive Officer
Arrived Homes, LLC
999 3rd Avenue, Suite 3300
Seattle, WA 98105

> **Re: Arrived Homes, LLC**
> **Offering Statement on Form 1-A**
> **Filed September 18, 2020**
> **File No. 024-11325**

Dear Mr. Frazier:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

Description of Business, page 33

1.  We note that you plan to lease to tenants on a 12-24 month lease. Please revise to clarify how your disposition policies match the planned lease agreements. For example, disclose whether your ability to dispose at "optimum value" as referenced on page 39 is subject to the lessee's rights.

Description of the Property Management Agreement, page 40

2.  Please describe the material terms of your property management agreements with Blue Canopy Realty.

The Series Properties, page 45

3.  Please tell us what consideration you gave to disclosing the age of the property

components and any anticipated capital expenditures during your expecting holding period.

4.  We note that you have provided an audited balance sheet of Arrived Homes, LLC (the "Company") as of July 13, 2020. We further note your statement that as of such date the Company has not yet commenced operations and each Series will be formed in the fourth quarter of 2020. Please tell us what intent you have to provide separate financial statements and obtain separate audit opinions for the Company and each individual Series for future periods. For reference see Question 104.01 of the Compliance and Disclosure Interpretations for the Securities Act Sections.

5.  Please tell us what consideration you gave to providing historical financial statements of the properties for the period that they were owned by Arrived Homes, LP (the "owner affiliate"), and to providing pro forma financial statements reflecting your expected acquisition of such properties from the owner affiliate. Refer to Part F/S of Form 1-A for financial statements requirements.

Appraised Value, page 46

6.  Please file consents of the experts who provided the appraised values referenced in this section and filed as exhibits. Refer to Exhibit 11 of Item 17 of Form 1-A.

Management Compensation, page 57

7.  Please disclose the estimated dollar amount of asset management fees and maximum reimbursement for expenses, including how these amounts are determined. Assume the maximum amount is raised and assume you utilize your target leverage, as applicable, or advise us why you are unable to calculate such fees at this time. Please refer to Item 4.B of Industry Guide 5. Also, clarify how the property management and disposition fees are determined and the amount of the property management fee.

8.  We note your disclosure on page 57 that you intend to reimburse the manager for the compensation and expenses of your directors. Please provide the disclosure required by Item 11 of Form 1-A of all proposed *compensation* to be paid to individuals in their capacities as executive officers or directors.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Jorge Bonilla at 202-551-3414 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters.  Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:     Paul C. Levites, Esq.